Exhibit 99.1

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

INFOBIRD CO., LTD AND SUBSIDIARIES
 UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2025	2024
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash	$5,242,616	$4,693,725
Accounts receivable, net	2,353,951	3,859,493
Notes receivable, net	69,797	928,856
Other receivables, net	158,478	147,952
Due from related parties	—	247,328
Prepayments	223,381	167,173
Short-term investments	697,973	—
Total current assets	8,746,196	10,044,527

OTHER ASSETS
Property and equipment, net	709,155	781,624
Right-of-use assets	490,187	516,443
Goodwill	62,435,299	62,435,299
Total other assets	63,634,641	63,733,366

Total assets	$72,380,837	$73,777,893

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$2,609,609	$2,787,656
Other payables and accrued liabilities	143,981	260,909
Contract liabilities	6,502	37,316
Taxes payable	425,009	528,950
Lease liabilities - current	249,217	199,197
Total current liabilities	3,434,318	3,814,028

OTHER LIABILITIES
Lease liabilities - noncurrent	236,076	306,028
Other liabilities	—	2,856,120
Total other liabilities	236,076	3,162,148

Total liabilities	$3,670,394	$6,976,176

COMMITMENTS AND CONTINGENCIES	—	—

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.00001 par value, 5,000,000,000,000 shares authorized, 8,188,574 and 5,456,974 issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	$82	$55
Additional paid-in capital	94,899,354	91,539,240
Accumulated deficits	(28,300,691)	(26,703,478)
Accumulated other comprehensive income (loss)	88,382	(63,634)
Total shareholders’ equity attributable to Infobird Co., Ltd	66,687,127	64,772,183

Non-controlling interests	2,023,316	2,029,534
Total equity	68,710,443	66,801,717

Total liabilities and equity	$72,380,837	$73,777,893

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

INFOBIRD CO., LTD AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE LOSS

	For the Six Months Ended
	June 30,	June 30,
	2025	2024
	(Unaudited)	(Unaudited)
REVENUES	$3,443,594	$20,000
COST OF REVENUES	2,162,368	18,378

GROSS PROFIT	1,281,226	1,622

OPERATING EXPENSES:
Selling	999,825	—
General and administrative	1,374,834	828,632
Total operating expenses	2,374,659	828,632

LOSS FROM OPERATIONS	(1,093,433)	(827,010)

OTHER (EXPENSE) INCOME
Interest income	14,337	23,831
Interest expense	(504,021)	—
Other expense	(17,834)	(8,772)
Total other (expense) income, net	(507,518)	15,059

LOSS BEFORE INCOME TAXES	(1,600,951)	(811,951)

PROVISION FOR INCOME TAXES	7,500	—

NET LOSS	(1,608,451)	(811,951)

Less: Net loss attributable to non-controlling interest	(11,238)	—

NET LOSS ATTRIBUTABLE TO INFOBIRD CO., LTD	(1,597,213)	(811,951)

NET LOSS	(1,608,451)	(811,951)

FOREIGN CURRENCY TRANSLATION ADJUSTMENT	157,036	2,574

TOTAL COMPREHENSIVE LOSS	(1,451,415)	(809,377)

Less: Comprehensive loss attributable to non-controlling interest	(6,218)	—

COMPREHENSIVE LOSS ATTRIBUTABLE TO INFOBIRD CO., LTD	$(1,445,197)	$(809,377)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	3,866,073	1,867,332

LOSS PER SHARE
Basic and diluted	$(0.41)	$(0.43)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

INFOBIRD CO., LTD AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

						Accumulated
				Additional	Retained earnings	other
	Ordinary shares		Subscription	paid-in	(accumulated deficit)	comprehensive
	Shares	Amounts	receivable	capital	Unrestricted	income (loss)		Total
BALANCE, December 31, 2023	1,342,999	$13	$(1,184,676)	$83,383,062	$(24,604,441)	$(1,456)	-	$57,592,502
Net loss attributable to Infobird Co., Ltd	—	—	—	—	(811,951)			(811,951)
Foreign currency translation adjustment	—	—	—	—	—	2,574		2,574
Received subscription receivable in January	—	—	1,184,676	—	—	—		1,184,676
Issued ordinary shares due to the commitment	58,975	1	—	(1)	—	—		—
Issued ordinary shares under F3, net of issuance costs	585,000	6	—	4,512,714	—	—	-	4,512,720
BALANCE, June 30, 2024 (unaudited)	1,986,974	$20	$—	$87,895,775	$(25,416,392)	$1,118	-	$62,480,521

						Accumulated
				Additional	Retained earnings	other
	Ordinary shares			paid-in	(accumulated deficit)	comprehensive	Non-controlling
	Shares	Amounts		capital	Unrestricted	income (loss)	interests	Total
BALANCE, December 31, 2024	5,456,974	$55	-	$91,539,240	$(26,703,478)	$(63,634)	$2,029,534	$66,801,717
Net loss attributable to Infobird Co., Ltd	—	—		—	(1,597,213)	—	(11,238)	(1,608,451)
Foreign currency translation adjustment	—	—		—	—	152,016	5,020	157,036
Convertible promissory notes convert to ordinary shares, net of issuance costs	2,731,600	27	-	3,360,114	—	—	—	3,360,141
BALANCE, June 30, 2025 (unaudited)	8,188,574	$82	-	$94,899,354	$(28,300,691)	$88,382	$2,023,316	$68,710,443

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

 INFOBIRD CO., LTD AND SUBSIDIARIES
 UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	For the Six Months Ended
	June 30,
	2025	2024
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,608,451)	$(811,951)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	86,205	—
Right-of-use assets depreciation	116,200	—
Interest income	(541)	(18,493)
Reversal of credit losses	(28,473)	—
Imputed interest expense	504,021	—
Change in operating assets and liabilities
Accounts receivable	1,587,754	180,000
Notes receivables	865,896	—
Other receivables	(7,135)	4,879,223
Due from related parties	248,920	—
Prepayments	(52,403)	6,930
Accounts payable	(228,020)	—
Other payables and accrued liabilities	(119,983)	85,262
Contract liabilities	(31,135)	—
Taxes payable	(112,563)	(517)
Lease liabilities	(109,744)	—
Net cash provided by operating activities	1,110,548	4,320,454

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash deposit in escrow account	—	(5,114,000)
Cash received from escrow account	—	5,000,000
Loan receivable	—	(3,000,000)
Acquisitions of property, plant and equipment	—	(752,886)
Long-term investment in equity	—	(51,282)
Purchase of short-term investments	(689,408)	—
Net cash used in investing activities	(689,408)	(3,918,168)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from issuance of common stock under F3	—	5,697,396
Net cash provided by financing activities	—	5,697,396

EFFECT OF EXCHANGE RATE CHANGES	127,751	7,310

NET CHANGE IN CASH	548,891	6,106,992

CASH, beginning of period	4,693,725	52,659

CASH, end of period	$5,242,616	$6,159,651

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$114,408	$—
	$	$—
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Third parties paid for consideration for Pure Tech	$—	$23,800,000

The accompanying notes are an integral part of these unaudited interim condensed consolidated consolidated financial statements.

INFOBIRD CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless stated otherwise)

Note 1 – Nature of business and organization

Infobird Co., Ltd (“Infobird Cayman” or the “Company”) is a holding company incorporated on March 26, 2020 under the laws of the Cayman Islands. The Company has no substantive operations other than holding all of the outstanding share capital of Lightyear Technology Pte. Ltd (“Lightyear Technology”) established under the laws of Singapore on July 25, 2023 with no substantive operations, Inforbird Technologies Limited (“Inforbird Technologies”) established under the laws of Hong Kong on July 12, 2023, and 97% of the outstanding share capital of Pure Tech Global Limited (“Pure Tech”) established under the laws of the British Virgin Islands (“BVI”) on February 5, 2024.

On July 14, 2023, Infobird Cayman completed its 100% acquisition of Inforbird Technologies from an individual. Inforbird Technologies primarily provides standard and customized customer relationship management cloud-based services, such as SaaS, business process outsourcing (“BPO”), and AI software development services to its clients outside of the Mainland of China.

On August 1, 2023, Inforbird Technologies, completed its 100% acquisition of Guangnian Zhiyuan (Beijing) Technology Co., Ltd (“Guangnian Zhiyuan”), a PRC limited liability company primarily provides standard and customized customer relationship management cloud-based services, such as SaaS, business process outsourcing (“BPO”), and AI software development services to its clients.

On July 15, 2024, Guangnian Zhiyuan completed its 100% acquisition of Beijing Suowangda Technology Development Co., Ltd (“Beijing Suowangda”), a PRC limited liability company established on June 13, 2010 from individuals. Beijing Suowangda is primarily a cost center.

On November 30, 2024, Infobird Cayman completed its 97% acquisition of Pure Tech, which is a holding company holding all of the outstanding equity of Pure Media Limited (“Pure Media”). Pure Media was established on March 14, 2024 under the laws of Hong Kong.

Pure Media, through its VIEs, Pinmu Century (Beijing) Marketing Technology Co., Ltd (“Pinmu Century”), a PRC limited liability company established on April 17, 2012, and its subsidiaries, and Zhenxi Brand Marketing Consulting (Shanghai) Centre (“Zhenxi Brand”), a PRC wholly owned enterprise established on July 4, 2019, and its subsidiaries, provides digital advertising and marketing campaign services to its clients in China.

The accompanying consolidated financial statements reflect the activities of Infobird Cayman and each of the following entities:

Name	Background	Ownership
Inforbird Technologies Limited (“Inforbird Technologies”)	● A Hong Kong company ● Incorporated on July 12, 2023 ● Software developing that provides software as a service (SaaS)	100% owned by Infobird Co., Ltd
Lightyear Technology Pte. Ltd (“Lightyear Technology”)	● A Singapore company ● Incorporated on July 25, 2023 ● A holding company	100% owned by Infobird Co., Ltd
Guangnian Zhiyuan (Beijing) Technology Co., Ltd (“Guangnian Zhiyuan”)	● A PRC company ● Incorporated on July 6, 2023 ● Registered capital of $1,379,310 (RMB 10,000,000) ● Software developing that provides software as a service (SaaS)	100% owned by Inforbird Technologies

Beijing Suowangda Technology Development Co., Ltd (“Beijing Suowangda”)	● A PRC limited liability company ● Incorporated on June 13, 2010 ● Registered capital of $68,794 (RMB 470,000) ● A cost center	100% owned by Guangnian Zhiyuan
Pure Tech Global Limited (“Pure Tech”)	● A BVI company ● Incorporated on February 5, 2024 ●A holding company	97% owned by Infobird Co., Ltd
Pure Media Limited (“Pure Media”)	● A Hong Kong company ● Incorporated on March 14, 2024 ●A holding company	100% owned by Pure Tech
Pinmu Century (Beijing) Marketing Technology Co., Ltd (“Pinmu Century”)	● A PRC limited liability company ● Incorporated on April 17, 2012 ● Registered capital of $1,581,243 (RMB 10,000,000) ● Digital advertising and marketing campaign service	VIE of Pure Media
Zhenxi Brand Marketing Consulting (Shanghai) Centre (“Zhenxi Brand”)	●a PRC wholly owned enterprise ● Incorporated on July 4, 2019 ● Digital advertising and marketing campaign service	VIE of Pure Media

Contractual Arrangements

Due to legal restrictions on foreign ownership and investment in, among other areas, the operation of internet public information in China, including digital advertising and marketing campaign on internet, the Company operates its businesses in which foreign investment is restricted or prohibited in the PRC through certain PRC domestic companies. Neither the Company nor its subsidiaries own any equity interest in Pinmu Century and Zhenxi Brand. As such, Pinmu Century and Zhenxi Brand are controlled through contractual arrangements in lieu of direct equity ownership by the Company or any of its subsidiaries. Such contractual arrangements consist of a series of three agreements, along with shareholders’ powers of attorney (“POAs”) and spousal consent letters (collectively the “Contractual Arrangements”, which were signed on June 10, 2024 with Pinmu Century and signed on July 31, 2024 with Zhenxi Brand).

The significant terms of the Contractual Arrangements are as follows:

Exclusive Business Cooperation Agreement

Pursuant to the exclusive business cooperation agreement between Pure Media and Pinmu Century and Zhenxi Brand, Pure Media has the exclusive right to provide Pinmu Century and Zhenxi Brand with technical support services, consulting services and other services, including technical support and training, business management consultation, consultation, collection and research of technology and market information, marketing and promotion services, customer order management and customer services, lease equipment or properties, provide legitimate rights to use software license, provide deployment, maintenances and upgrade of software, design installation, daily management, maintenance and updating network system, hardware and database, and other services requested by Pinmu Century and Zhenxi Brand from time to time to the extent permitted under PRC law. In exchange, Pure Media is entitled to a service fee that equals to all of the consolidated net income. The service fee may be adjusted by Pure Media based on the actual scope of services rendered by Pure Media and the operational needs and expanding demands of Pinmu Century and Zhenxi Brand. Pursuant to the exclusive business cooperation agreement, the service fees may be adjusted based on the actual scope of services rendered by Pure Media and the operational needs of Pinmu Century and Zhenxi Brand.

The exclusive business cooperation agreement remains in effect unless terminated in accordance with the following provision of the agreement or terminated in writing by Pure Media.

During the term of the exclusive business cooperation agreement, Pure Media and Pinmu Century and Zhenxi Brand shall renew the operation term prior to the expiration thereof so as to enable the exclusive business cooperation agreement to remain effective. The exclusive business cooperation agreement shall be terminated upon the expiration of the operation term of either Pure Media or Pinmu Century, or Zhenxi Brand if the application for renewal of the operation term is not approved by relevant government authorities. If an application for renewal of the operation term is not approved, according to the PRC Company Law, the expiration of the operation term may lead to the dissolution and cancellation of such PRC company.

Exclusive Option Agreements

Pursuant to the exclusive option agreements among Pure Media, Pinmu Century and the shareholders who collectively owned all of Pinmu Century, Zhenxi Brand and the shareholders who collectively owned all of Zhenxi Brand, such shareholders jointly and severally grant Pure Media an option to purchase their equity interests in Pinmu Century and Zhenxi Brand. The purchase price shall be the lowest price then permitted under applicable PRC laws. Pure Media or its designated person may exercise such option at any time to purchase all or part of the equity interests in Pinmu Century and Zhenxi Brand until it has acquired all equity interests of Pinmu Century and Zhenxi Brand, which is irrevocable during the term of the agreements.

The exclusive option agreements remain in effect until all equity interest held by shareholders in Pinmu Century and Zhenxi Brand has been transferred or assigned to Pure Media and/or any other person designated by the Pure Media in accordance with such agreement.

Equity Interest Pledge Agreements

Pursuant to the equity interest pledge agreements, among Pure Media, Pinmu Century and the shareholders who collectively owned all of Pinmu Century, Zhenxi Brand and the shareholders who collectively owned all of Zhenxi Brand, such shareholders pledge all of the equity interests in Pinmu Century and Zhenxi Brand to Pure Media as collateral to secure the obligations of Pinmu Century and Zhenxi Brand under the exclusive business cooperation agreement and exclusive option agreements. These shareholders are prohibited from transferring the pledged equity interests without the prior consent of Pure Media unless transferring the equity interests to Pure Media or its designated person in accordance to the exclusive option agreements.

Shareholders’ Powers of Attorney (“POAs”)

Pursuant to the shareholders’ POAs, the shareholders of Pinmu Century and Zhenxi Brand give Pure Media an irrevocable proxy to act on their behalf on all matters pertaining to Pinmu Century and Zhenxi Brand and to exercise all of their rights as shareholders of Pinmu Century and Zhenxi Brand, including the (i) right to attend shareholders meeting; (ii) to exercise voting rights and all of the other rights including but not limited to the sale or transfer or pledge or disposition of the shares held in part or in whole; and (iii) designate and appoint on behalf of the shareholder the legal representative, the directors, supervisors, the chief executive officer and other senior management members of Pinmu Century and Zhenxi Brand, and to sign transfer documents and any other documents in relation to the fulfillment of the obligations under the exclusive option agreements and the equity interest pledge agreements. The shareholders’ POAs shall remain in effect while the shareholders of Pinmu Century hold the equity interests in Pinmu Century and Zhenxi Brand.

Spousal Consent Letters

Pursuant to the spousal consent letters, the spouses of the shareholders of Pinmu Century and Zhenxi Brand commit that they have no right to make any assertions in connection with the equity interests of Pinmu Century and Zhenxi Brand, which are held by the shareholders. In the event that the spouses obtain any equity interests of Pinmu Century and Zhenxi Brand, which are held by the shareholders, for any reasons, the spouses of the shareholders shall be bound by the exclusive option agreement, the equity interest pledge agreement, the shareholder POA and the exclusive business cooperation agreement and comply with the obligations thereunder as a shareholder of Pinmu Century and Zhenxi Brand. The letters are irrevocable and shall not be withdrawn without the consent of Pure Media.

Based on the foregoing contractual arrangements, which grant Pure Media effective control of Pinmu Century, Zhenxi Brand, and subsidiaries and enable Pure Media to receive all of their expected residual returns, the Company accounts for Pinmu Century and Zhenxi Brand as VIEs. Accordingly, the Company consolidates the accounts of Pinmu Century, Zhenxi Brand and subsidiaries for the periods presented herein, in accordance with Regulation S-X-3A-02 promulgated by the Securities Exchange Commission (“SEC”), and Accounting Standards Codification (“ASC”) 810-10, Consolidation.

Note 2 – Summary of significant accounting policies

Liquidity

In assessing liquidity, the Company monitors and analyzes cash on-hand and operating expenditure commitments. The Company’s liquidity needs are to meet working capital requirements and operating expense obligations.

Historically, the Company finances its operations through internally generated cash, short-term loans and payable from related parties and equity financing. As of June 30, 2025, the Company’s working capital was approximately $5.31 million. The Company will not require any fund over the next twelve months upon issuance of this unaudited interim condensed consolidated financial statements to operate at its current level, either from operating activities or funding.

If the Company is unable to realize its assets within the normal operating cycle of a twelve (12) month period, the Company may have to consider supplementing its available sources of funds through the following sources:

●	other available sources of financing from PRC banks and other financial institutions;

●	financial support from the Company’s related parties and shareholders; and

●	Issuance of convertible debt.

Based on the above considerations, the Company’s management is of the opinion that it has sufficient funds to meet the Company’s working capital requirements and debt obligations as they become due over the next twelve (12) months.

Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the U.S. Securities and Exchange Commission, and include all normal and recurring adjustments that management of the Company considers necessary for a fair presentation of its financial position and operation results. Certain information and footnote disclosures normally included in financial statements prepared in conformity with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. The results of operations are not necessarily indicative of results to be expected for any other interim period or for the full year. Accordingly, these statements should be read in conjunction with the Company’s audited financial statements as of and for the year ended December 31, 2024.

Principles of consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of estimates and assumptions

The preparation of unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the unaudited interim condensed consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s unaudited interim condensed consolidated financial statements mainly include, but are not limited to, allowance for credit losses, impairment of goodwill, valuation of assets and liabilities acquired in business combinations, standalone selling price of each distinct performance obligation in revenue recognition, and valuation allowance for deferred tax assets.

Management bases the estimates on historical experience and on various other assumptions as discussed elsewhere to the consolidated financial statements that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. On an ongoing basis, management evaluates its estimates based on information that is currently available. Changes in circumstances, facts and experience may cause the Company to revise its estimates. Changes in estimates are recorded in the period in which they become known. Actual results could materially differ from these estimates.

Foreign currency translation and transaction

The reporting currency of the Company is the U.S. dollar. The Company in China conducts its businesses in the local currency, Renminbi (RMB), as its functional currency. Assets and liabilities are translated at the noon buying rate in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York at the end of the period. The statement of income accounts are translated at the average translation rates and the equity accounts are translated at historical rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Translation adjustments included in accumulated other comprehensive income (loss) amounted to $88,382 and $(63,634) as of June 30, 2025 and December 31, 2024, respectively. The balance sheet amounts, with the exception of equity at June 30, 2025 and December 31, 2024 were translated at 7.1636 RMB and 7.2993 RMB to $1, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to statements of operations and comprehensive loss for the six months ended June 30, 2025 and 2024 were 7.2526 RMB and 7.2150 RMB to $1, respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Cash

Cash consists of cash on hand, demand deposits and time deposits placed with banks or other financial institutions and have original maturities of less than three (3) months.

Accounts receivable, and allowance for credit losses

Accounts receivable are stated at the historical carrying amount net of allowance for credit losses.

Accounts receivable include trade accounts due from customers. Accounts are considered overdue after thirty (30) days from payment due date. The Company adopted ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments” on January 1, 2023 using a modified retrospective approach. The Company also adopted this guidance to notes receivables, other receivables and due from related parties. To estimate expected credit losses, the Company has identified the relevant risk characteristics of its customers and the related receivables. The Company considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Company’s customer collection trends. The allowance for credit losses and corresponding receivables were written off when they are determined to be uncollectible.

Notes receivables and allowance for credit losses

Notes receivables primarily include bank acceptance notes and commercial acceptance notes received from customers. The notes are primarily six months from the date of issuance. Notes receivables are reviewed periodically to determine whether its carrying value has become impaired. The Company uses credit loss method to estimate the allowance for the questionable balances. The carrying value of notes receivable is reduced by an allowance of credit losses.

Other receivables and allowance for credit losses

Other receivables primarily include the receivables from sales of our short-term investments to the third party, and others. Other receivables are reviewed periodically to determine whether its carrying value has become impaired. The Company uses credit loss method to estimate the allowance for the questionable balances.

Short-term investments

Short-term investments primarily include bank wealth management financial products, which carry a floating interest rate and typically have original maturities of one month. Interest earned is recognized as interest income in the statements of income and comprehensive income.

Property and equipment, net

Property and equipment, net are stated at cost less accumulated depreciation, and depreciated on a straight-line basis over the estimated useful lives of the assets: 5 years for transportation equipment. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income/loss in the year of disposition.

Lease

The Company applies ASC Topic 842, Leases, and determines if an arrangement is a lease at contract inception. Operating leases are primarily presented as right-of-use (“ROU”) assets, lease liabilities - current and lease liabilities - noncurrent on its consolidated balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate, which it calculates based on the credit quality of the Company and by comparing interest rates available in the market for similar borrowings, and adjusting this amount based on the impact of collateral over the term of each lease. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

For operating leases with a term of one year or less, the Company has elected to not recognize a lease liability or ROU asset on its consolidated balance sheet. Instead, it recognizes the lease payments as expense on a straight-line basis over the lease term. Short-term lease costs are immaterial to its consolidated statements of operations and comprehensive loss and cash flow.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination. In accordance with ASC Topic 350, recorded goodwill amounts are not amortized but rather assessed for impairment annually or more frequently if events or changes in circumstances indicate that an impairment may exist, applying a fair-value-based test.

When performing the annual impairment test, the Company has the option of performing a qualitative or quantitative assessment to determine if an impairment has occurred. If a qualitative assessment indicates that it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the Company would be required to perform a quantitative impairment analysis for goodwill. The quantitative analysis requires a comparison of fair value of the reporting unit to the carrying value, including goodwill. If the carrying value of the reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. The fair value is generally determined using the income approach.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.
●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Financial assets and liabilities of the Company primarily consist of cash, other receivables, accounts receivable, notes receivable, due from related parties, short-term investments, accounts payable, other payables. As of June 30, 2025 and December 31, 2024, the carrying values of these financial assets and liabilities approximate their fair values due to the short-term nature.

Non-controlling Interests

The Company’s non-controlling interests represent the minority shareholders’ ownership interests related to the Company’s subsidiaries, including 3% for Pure Tech for the six months ended June 30, 2025. The non-controlling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interests in the results of the Company are presented on the consolidated statements of operations and comprehensive loss as allocations of the total income or loss for the year between non-controlling interests holders and the shareholders of the Company.

Non-controlling interests consist of the following:

	June 30,	December 31,
Non-controlling	2025	2024
	(Unaudited)
Pure Tech	$2,023,316	$2,033,128
Total	$2,023,316	$2,033,128

Revenue recognition

The Company recognized its revenue under Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606). The Company recognizes revenue which represents the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. The Company identifies contractual performance obligations and determines whether revenue should be recognized at a point in time or over time, based on when control of goods and services are provided to customers.

The Company’s contracts with customers generally do not include a general right of return relative to the delivered products or services.

The Company applied practical expedient when sales taxes were collected from customers, meaning sales tax is recorded net of revenue, instead of cost of revenue, which are subsequently remitted to governmental authorities and are excluded from the transaction price.

Revenues are generated from (1) business integration solution services, and (2) digital advertising and marketing campaign service.

(1) Revenue from business integration solution services

The Company generates revenue from development and sale of software license for customized software developed per customers’ specifications. Contract terms from each software development contract generally do not contain significant financing components or variable consideration.

Customized software is software developed catering to the needs of specific customers who require initial customization or development of new solutions before subscription to our cloud-based services. For example, the Company has entered into a two-stage agreement to provide services to a municipal government agency to first develop an information technology system and customize and configure its cloud call center into the IT system, and then provide cloud-based services and charge subscription fees. Because the customized software the Company developed are to solve certain business pain points in a certain scenario within or across industries, once developed, it plans to further apply them in serving other customers that share similar needs and business models. The Company aims to replicate its initial customization and development and achieve economies of scale after it delivers its products to more customers within the same industry. Contract terms are generally less than one year. The design, development, and installation of the customized software is considered as one performance obligation as these promises are not separately identifiable as the customers do not obtain benefits from these services on its own. The Company’s software development service contracts are generally recognized at a point in time when customer accepted the customized software with satisfactory testing result.

The Company generally provides limited warranties for work performed under its business integration solution contracts. At the time a sale is recognized, the Company records estimated future warranty costs under ASC 460. Such estimated costs for warranties are estimated at completion and these warrants are not service warranties separately sold by the Company. Generally, the estimated claim rates of warranty are based on actual warranty experience or Company’s best estimate. As of June 30, 2025 and December 31, 2024, no accrued warranty liabilities were deemed necessary.

(2) Revenue from digital advertising and marketing campaign services

The Company generates its digital advertising and marketing campaign services revenue from developing and executing advertising plan depending on the customers’ needs. The provision of the digital advertising and marketing campaign services revenue is considered as one performance obligation as the service provided is distinct within the context of the contract whereas the customer can obtain benefit, therefore, the service revenue is recognized based on the service performed over the contractual period.

Contract performance periods generally range from one month to one year. Contracts generally do not contain significant financing components or variable consideration.

Contract liabilities

The Company records receivables related to revenue when it has an unconditional right to invoice and receive payment. Contract liabilities are recorded when consideration is received from a customer prior to transferring the goods or services to the customer or other conditions under the terms of a sales contract. These considerations are recognized as revenue as the performance obligation is satisfied. As of June 30, 2025 and December 31, 2024, the balance of contract liabilities were $6,502 and $37,316, respectively.

The movement of contract liabilities were as follows:

	June 30,	December 31,
	2025	2024
	(Unaudited)
Beginning balance	$37,316	$—
Increase in contract liabilities as a result of acquisition in November, 2024	—	109,908
Increase in contract liabilities as a result of billings in advance of performance obligation under contracts	6,502	—
Decrease in contract liabilities as a result of recognizing revenue	(38,023)	(72,297)
Foreign exchange adjustment	707	(295)
Ending balance	$6,502	$37,316

The Company’s disaggregated revenue streams are summarized and disclosed in Note 15.

Cost of revenues

Cost of business integration solution services revenues consists primarily of personnel costs (including salaries, social insurance and benefits) for employees involved with the Company’s operations and product support.

Cost of digital advertising and marketing campaign services revenues consists primarily of direct costs from the media.

Value added taxes

Revenue represents the invoiced value of service, net of value added tax (“VAT”). The VAT is based on gross sales price and VAT rates range up to 6%, depending on the type of service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded as VAT payable if output VAT is larger than input VAT and is recorded as VAT recoverable if input VAT is larger than output VAT. All of the VAT returns filed by the Company’s subsidiaries in China have been and remain subject to examination by the tax authorities for five years from the date of filing.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The Company presents deferred tax assets and liabilities as noncurrent in the balance sheet based on an analysis of each taxpaying component within a jurisdiction.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. PRC tax returns filed in 2025 and 2024 are subject to examination by any applicable tax authorities.

Comprehensive loss

Comprehensive loss consists of two components, net loss and other comprehensive loss. Other comprehensive loss refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of equity but are excluded from net income. Other comprehensive loss consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its functional currencies.

Loss per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income (loss) attributable to INFOBIRD CO., LTD divided by the weighted average ordinary shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended 2025 and 2024, there were no dilutive shares.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. The Company evaluated its warrants and determined the warrants are indexed to the Company’s own stock as the warrants do not contain any exercise contingencies, the warrants’ settlement amount equals the difference between the fair value of the Company’s common stock price and the warrant contract strike price and the only variables which could affect the settlement amount would be inputs to the fair value for a fixed-for-fixed option on equity shares. The Company also analyzed ASC 815-40-25 to determine whether the warrant contracts should be classified in stockholders’ equity in the Company’s statements of financial condition and concluded that the warrant contracts meet all of the criteria for classification as equity as the Company is not required to net settle. Based on this analysis, the Company determined the warrant contracts should be classified as equity.

Employee benefits

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are PRC government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans occurred, which were $116,886 and $19,950 for the six months ended June 30, 2025 and 2024, respectively.

Statutory reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulate loss.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

Recently issued accounting pronouncements

In July 2025, the FASB issued ASU 2025-05, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets”. This pronouncement amends ASC 326-20 to provide a practical expedient (for all entities) and an accounting policy election (for all entities, other than public business entities, that elect the practical expedient) related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. Under ASU 2025-05, an entity is required to disclose whether it has elected to use the practical expedient and, if so, whether it has also applied the accounting policy election. An entity that makes the accounting policy election is required to disclose the date through which subsequent cash collections are evaluated. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. Entities should apply the new guidance prospectively.

In January 2025, the FASB issued ASU 2025-01, “Income Statement – Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40): Clarifying the Effective Date.” This pronouncement revises the effective date of ASU 2024-03 and clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Entities within the ASU’s scope are permitted to early adopt the accounting standard update.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU 2023-09 requires that entities disclose specific categories in their rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. The new standard is effective for the Company beginning December 15, 2025, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, consolidated statements of operations and comprehensive loss and consolidated statements of cash flow.

 Note 3 – Variable interest entity

On June 10, 2024, Pure Media entered into the Contractual Arrangements with Pinmu Century, and on July 31, 2024, Pure Media entered into the Contractual Arrangements with Zhenxi Brand. The significant terms of these Contractual Arrangements are summarized in “Note 1 – Nature of business and organization” above. As a result, the Company classifies Pinmu Century and Zhenxi Brand as VIEs which should be consolidated based on the structure as described in Note 1.

A VIE is an entity that has either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary for accounting purposes and must consolidate the VIE. Pure Media is deemed to have a controlling financial interest and be the primary beneficiary for accounting purposes of Pinmu Century and Zhenxi Brand because it has both of the following characteristics:

(1)	The power to direct activities at Pinmu Century and Zhenxi Brand that most significantly impact such entity’s economic performance, and

(2)	The right to receive benefits from Pinmu Century and Zhenxi Brand that could potentially be significant to such entity.

Pursuant to the Contractual Arrangements, Pinmu Century and Zhenxi Brand pay service fees equal to all of its net income to Pure Media. The Contractual Arrangements are designed so that Pinmu Century and Zhenxi Brand operate for the benefit of Pure Media and ultimately, the Company.

Under the Contractual Arrangements, the Company has the power to direct activities of the VIEs and can have assets transferred out of the VIEs. Therefore, the Company considers that there is no asset in the VIEs that can be used only to settle obligations of the VIEs, except for registered capital and PRC statutory reserves, if any. As Pinmu Century is incorporated as a limited liability company and Zhenxi Brand is incorporated as a wholly owned enterprise under the Company Law of the PRC, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs.

Accordingly, the accounts of Pinmu Century and Zhenxi Brand are consolidated in the accompanying unaudited interim condensed consolidated financial statements. In addition, their financial positions and results of operations are included in the Company’s unaudited interim condensed consolidated financial statements.

The carrying amount of the VIEs’ consolidated assets and liabilities are as follows:

	June 30, 2025	December 31, 2024
	(Unaudited)
Current assets	$12,019,639	$12,630,910
Other assets	352,302	350,188
Total assets	12,371,941	12,981,098
Total liabilities	(3,501,363)	(3,897,967)
Net assets	$8,870,578	$9,083,131

	June 30, 2025	December 31, 2024
	(Unaudited)
Current liabilities:
Accounts payable	$2,609,609	$2,787,656
Other payables and accrued liabilities	113,867	207,558
Contract liabilities	6,502	37,316
Lease liabilities	181,392	133,818
Taxes payable	424,225	528,173
Total current liabilities	3,335,595	3,694,521
Lease liabilities – non-current	165,768	203,446
Total liabilities	$3,501,363	$3,897,967

The summarized operating results of the VIEs are as follows:

	For the six months ended June 30, 2025	For the six months ended June 30, 2024
	(Unaudited)
Operating revenues	$3,443,594	$—
Gross profit	1,281,226	—
Loss from operations	(409,275)	—
Net loss	(379,895)	—
Net loss attributable to INFOBIRD CO., LTD	(368,498)	—
Net loss attributable to non-controlling interest	$(11,397)	$—

NOTE 4 – Business combination

Acquisition of Pure Tech

On July 31, 2024, the Company entered into an Equity Acquisition Agreement (the “Purchase Agreement 1”) with Shangri-La Trading Limited to acquire 65% ownership stake in Pure Tech, for aggregate purchase price of $40,000,000. On December 6, 2024, the Company entered into an Equity Acquisition Agreement (the “Purchase Agreement 2”) with the other shareholder of Pure Tech, One One Business Limited to acquire 32% ownership stake in Pure Tech, for aggregate purchase price of $25,737,818, consisting of $5,953,095 in the form of promissory note and $19,784,723 in cash.

On November 30, 2024, the Company has paid the majority of considerations and already control Pure Tech and its subsidiary and VIEs.

The Company’s acquisition of Pure Tech was accounted for as a business combination in accordance with ASC 805. The Company allocated the purchase price of Pure Tech based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Company estimated the fair values of the assets acquired and liabilities assumed at the acquisition date in accordance with the business combination standard issued by the FASB with the valuation methodologies using level 3 inputs. Management of the Company is responsible for determining the fair value of assets acquired, liabilities assumed and intangible assets identified as of the acquisition date and considered a number of factors including valuations from independent appraisers. Acquisition-related costs incurred for the acquisitions were not material and have been expensed as incurred in general and administrative expense. The consideration was $65,737,818, consisting of $5,953,095 in the form of a convertible promissory note and $59,784,723 in cash.

The following table presents the purchase price of Pure Tech for the Company and non-controlling shareholders on November 30, 2024.

Amount

Cash	$4,212,977
Accounts receivable, net	3,264,577
Notes Receivables	1,299,453
Other receivables, net	140,172
Due from related parties	249,273
Prepayments	131,765
Right-of-use assets	364,175
Accounts payable	(2,714,374)
Other payables and accrued liabilities	(656,039)
Contract liabilities	(109,908)
Taxes payable	(494,392)
Lease liabilities - current	(134,463)
Lease liabilities - noncurrent	(217,569)
Net assets acquired	5,335,647

Goodwill	$62,435,299

Purchase price for the Company	$65,737,818
Fair value of non-controlling interest	2,033,128
Total purchase price	$67,770,946

The following unaudited pro forma financial information represents the consolidated results of operations as if the acquisition had occurred on January 1, 2024:

	For the six months ended June 30, 2025	For the six months ended June 30, 2024
	(Unaudited)	(Unaudited)
Revenue	$3,443,594	$6,437,248
Net loss	(1,608,992)	(244,714)

These pro forma results are presented for information purposes only and do not necessarily reflect the actual results that would have been achieved had the acquisition occurred on the date assumed, nor are they indicative of future consolidated results of operations.

Note 5 – Accounts receivable, net

Accounts receivable, net consist of the following:

	June 30, 2025	December 31, 2024
	(Unaudited)
Trade accounts receivable	$2,692,658	$4,220,194
Allowance for credit losses	(338,707)	(360,701)
Total accounts receivable, net	$2,353,951	$3,859,493

Movement of allowance for credit losses consist of the following:

	June 30, 2025	December 31, 2024
	(Unaudited)
Beginning balance	$360,701	$—
Acquisition of subsidiary	—	360,701
Addition	29,585	—
Reverse	(60,444)	—
Foreign exchange adjustment	8,865	—
Ending balance	$338,707	$360,701

The Company does not require collateral for, or interest on accounts receivable. The Company maintains an allowance for estimated credit losses, and when it is determined that they are uncollectible, the allowance for credit losses and corresponding receivables are written off.

Note 6 – Other receivables, net

Other receivables, net consist of the following:

	June 30, 2025	December 31, 2024
	(Unaudited)
Receivables from sales of short-term investment	$1,888,662	$1,888,662
Others	158,478	147,952
Total other receivables	2,047,140	2,036,614
Allowance for credit losses	(1,888,662)	(1,888,662)
Total other receivables, net	$158,478	$147,952

The Company does not require collateral for other receivables. The Company maintains an allowance for its doubtful accounts receivable due to estimated credit losses, and all the allowance for credit losses are accrued directly to the receivables from sales of short-term investment. The Company records the allowance for credit loss through the consolidated statements of operations and comprehensive income (loss), included in allowance for credit losses, up to the amount of receivables recognized to date. Receivables are written off and charged against the recorded allowance when the Company has exhausted collection efforts without success.

Note 7 — Short-term investments

Short-term investments consist of the following:

	Carrying Value at June 30, 2025	Fair Value Measurement at June 30, 2025
		Level 1	Level 2	Level 3
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Short-term investments	$697,973	$—	$697,973	$—

	Carrying Value at December 31, 2024	Fair Value Measurement at December 31, 2024
		Level 1	Level 2	Level 3
Short-term investments	$—	$—	$—	$—

Short-term investments primarily include bank wealth management financial products, which carry a floating interest rate and typically have original maturities of one month. Interest earned is recognized as interest income in the statements of income and comprehensive income. Gains from short-term investments for the six months ended June 30, 2025 and 2024 amounted to $541 and nil, respectively.

Note 8 – Accounts payable

Accounts payable mainly consist of trade accounts payable. As of June 30, 2025 and December 31, 2024, the balance of accounts payable were $2,609,609 and $2,787,656, respectively.

The ageing of all accounts payable is under 2 years, and the Company is not required to pay any interest on accounts payable.

Note 9 – Other liabilities

Other liabilities mainly consisted of convertible promissory note. As of December 31, 2024, the balance of other liabilities was $2,856,120, and the outstanding balances was converted to common stock on January 24, 2025. As of June 30, 2025, the balance of other liabilities was nil.

Note 10 – Related party balances and transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities. The table below sets forth the major related parties and their relationships with the Company as of June 30, 2025 and December 31, 2024:

Name of related Party	Relationship
Beijing Runmei advertising Co., LTD (“Runmei”)	Under control of the shareholder of Zhenxi Brand

Due from related parties

As of June 30, 2025 and December 31, 2024, the balance due from related parties were nil and $247,328, respectively. The balance of $247,328 were borrowed to Runmei for working capital use which were non-interest bearing and payable upon demand, fully received on March 28, 2025.

Due from discontinued operations, net

Due from discontinued operations, net consist of the following:

	June 30, 2025	December 31, 2024
	(Unaudited)
Due from discontinued operations	$—	$17,632,181
Allowance for credit losses	—	(17,632,181)
Due from discontinued operations, net	$—	$—

Movement of allowance for credit losses consist of the following:

	June 30, 2025	December 31, 2024
	(Unaudited)
Beginning balance	$(17,632,181)	$(17,632,181)
Write off	17,632,181	—
Ending balance	$—	$(17,632,181)

The Company disposed the discontinued operation entities in 2023, those entities continued in the decline of the scale of operation and in the increase of operating losses, which made the collectability of the receivables in doubt. Therefore, the Company totally impaired the balance due from discontinued operations by amount of $17,632,181 in 2023. Based on an analysis of the discontinued operation entities’ current situation, the Company determined that the due from discontinued operations were uncollectible. Consequently, the amount of $17,632,181 was written off in 2025.

 Note 11 – Taxes

Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

BVI

Under the current laws of BVI, Pure Tech is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no BVI withholding tax will be imposed.

Hong Kong

Inforbird Technologies is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax law, Inforbird Technologies is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Guangnian Zhiyuan, Beijing Suowangda, Pinmu Century and Zhenxi Brand are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Pinmu Century maintained the “high-tech enterprise” tax status which is validated until October 2026, which reduced its statutory income tax rate to 15%. EIT also grants preferential tax treatment to certain Small and Micro Enterprises (“SMEs)”. Under this preferential tax treatment, SMEs with revenues under RMB1,000,000 (approximately USD138,972) are entitled to an income tax rate of 20% base on a 25% taxable income. Guangnian Zhiyuan, Beijing Suowangda are eligible for the 20% tax rate. Besides, Zhenxi Brand is a wholly owned enterprise which is not applicable to income tax under the law of PRC.

In addition, 200% of research and development expenses of Pinmu Century is subject to additional deduction from pre-tax income while such deduction cannot exceed the total amount of pre-tax income.

Tax savings for the years ended June 30, 2025 and 2024 amounted to approximately $80 thousand and nil respectively, with the 10% preferential tax rate reduction and additional deduction of 200% of research and development expenses.

The Company’s basic and diluted earnings per shares would have been lower by approximately $0.02 and nil per share for the six months ended June 30, 2025 and 2024 respectively, without the preferential tax rate reduction and research and development expenses reduction.

Income tax expenses for the six months ended June 30, 2025 and 2024 amounted to $7,500 and nil, respectively.

The following table reconciles China statutory rates to the Company’s effective tax rate:

	For the six months ended
	June 30, 2025	June 30, 2024
	(Unaudited)	(Unaudited)
China statutory income tax rate	25%	—
Preferential tax rate reduction	(13.6)%	—
Change in valuation allowance	(4.7)%	—
Permanent difference	(16.1)%	—
Others	9.2%	—
Effective tax rate	(0.2)%	—

Deferred tax assets and liabilities – China

Significant components of deferred tax assets and liabilities were as follows:

	June 30,	December 31,
Deferred tax assets:	2025	2024
	(Unaudited)
Net operating loss carryforward	$33,407	$20,018
Lease liabilities	58,981	59,837
Allowance for credit loss	(4,324)	—
Deferred tax assets	88,064	79,855

ROU assets	(59,740)	(61,717)
Deferred tax liabilities	(59,740)	(61,717)

Valuation allowance	(28,324)	(18,138)

Deferred tax assets (liabilities), net	$—	$—

Non-current deferred tax assets	$—	$—
Non-current deferred tax liabilities	—	—
Deferred tax (liabilities) assets, net	$—	$—

The Company had net operating loss (NOL) carryforward of approximately $0.1 million and $0.1 million from the Company’s PRC and Hong Kong subsidiaries as of June 30, 2025 and December 31, 2024, respectively. As the Company believes it is more likely than not that its PRC and Hong Kong operations will not be able to fully utilize its deferred tax assets related to the net operating loss carryforwards in the PRC and Hong Kong, the Company provided 100% allowance on deferred tax assets net of deferred tax liabilities of approximately $0.1 million and $0.1 million related to PRC and Hong Kong subsidiaries of June 30, 2025 and December 31, 2024, respectively.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of June 30, 2025 and December 31, 2024, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur interest and penalties tax for the six months ended June 30, 2025 and 2024. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve (12) months from June 30, 2025.

Value added tax

All of the Company’s service revenues that are earned and received in the PRC are subject to a Chinese VAT at a rate of 6% of the gross proceeds or at a rate approved by the Chinese local government.

Taxes payable consisted of the following:

	June 30, 2025	December 31, 2024
	(Unaudited)
VAT taxes payable	$312,511	$316,105
Income taxes payable	100,535	203,494
Other taxes payable	11,963	9,351
Total taxes payable	$425,009	$528,950

Note 12 – Concentration of risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash in bank. As of June 30, 2025 and December 31, 2024, $4,775,861 and $3,521,677 were deposited with financial institutions located in the PRC, respectively. Deposit insurance system in China only insured each depositor at one bank for a maximum of approximately $70,000 (RMB 500,000). As of June 30, 2025 and December 31, 2024, $4,473,221 and $3,232,446 are over the China deposit insurance limit which is not covered by insurance, respectively. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD 500,000 (approximately USD 64,000) if the bank with which an individual/a company hold its eligible deposit fails. As of June 30, 2025 and December 31, 2024, cash balance of $466,756 and $1,172,048 was maintained at financial institutions in Hong Kong, of which $ 398,875 and $1,043,310 was subject to credit risk, respectively.

RMB 500,000 (approximately $70,000) of the Company’s short-term investment in China is protected by deposit insurance system. Approximately $0.6 million of the Company’s investment is subject to credit risk.

The Company is also exposed to risk from its accounts receivable and other receivables. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Customer concentration risk

For the six months ended June 30, 2025, two customers accounted for 73.8% and 20.0% of the Company’s total revenues, respectively. For the six months ended June 30, 2024, one customer accounted for 100.0% of the Company’s total revenues.

As of June 30, 2025, two customers accounted for 64.9% and 29.4% of the total balance of accounts receivable, respectively. As of December 31, 2024, two customers accounted for 52.3% and 46.8% of the total balance of accounts receivable, respectively.

Vendor concentration risk

For the six months ended June 30, 2025, three vendors accounted for 42.7%, 27.9% and 13.0% of the Company’s total purchases, respectively. For the six months ended June 30, 2024, none of vendor accounted for more than 10.0% of the Company’s total purchases.

As of June 30, 2025, three vendors accounted for 41.7%, 21.6% and 20.7% of the total balance of accounts payable, respectively. As of December 31, 2024, two vendors accounted for 36.9% and 30.0% of the total balance of accounts payable, respectively.

Note 13 – Equity

Ordinary shares

Infobird Cayman was established under the laws of the Cayman Islands on March 26, 2020 and 19,000,000 ordinary shares were issued on the same day.

On April 22, 2021, the Company completed its initial public offering (“IPO”) of 6,250,000 ordinary shares, par value $0.001 per share, and on June 8, 2021, issued 125,000 ordinary shares pursuant to the underwriter’s partial exercise of its over-allotment option in connection with the IPO, at a public offering price of $4 per share, which resulted in net proceeds to the Company of approximately $20.8 million after deducting underwriting discounts and commissions and other expenses.

During the year ended December 31, 2021, the Company granted 70,000 ordinary shares to two consulting firms based on grant date fair value of $150,600 to be amortized over stated services period.

On September 9, 2022, the Company effected the 1-for-5 Share Consolidation of its ordinary shares pursuant to the Company’s second amended and restated memorandum and articles of association. The Company has retroactively restated all share and per share data for all of the periods presented pursuant to ASC 260 to reflect the Share Consolidation.

Upon execution of 1-for-5 Share Consolidation, the Company recognized additional 4,135 shares of ordinary share due to round up.

On September 29, 2022, the Company has entered into a Securities Purchase Agreement (the “Agreement 1”) with a purchaser. Pursuant to the Agreement 1, the Company agreed to sell to this purchaser 500,000 ordinary shares for a consideration of $277,500. On September 29, 2022, the Company issued 500,000 shares to this purchaser.

On October 8, 2022, the Company has entered into a Securities Purchase Agreement (the “Agreement 2”) with a purchaser. Pursuant to the Agreement 2, the Company agreed to sell to this purchaser 500,000 ordinary shares for a consideration of $287,500. On October 8, 2022, the Company issued 500,000 shares to this purchaser.

On November 9, 2022, the Company has entered into a Securities Purchase Agreement (the “Agreement 3”) with a purchaser. Pursuant to the Agreement 3, the Company agreed to sell to this purchaser 500,000 ordinary shares for a consideration of $202,500. On November 9, 2022, the Company issued 500,000 shares to this purchaser.

On December 23, 2022, we issued the convertible notes (the “2022 CB”) in the aggregate principal amount of US$6.25 million pursuant to the convertible note purchase agreement dated November 25, 2022, under which the holder of the 2022 CB (the “2022 CB Holder”) may subscribe at eighty percent of the face value up to US$12.5 million in aggregate principal amount of our two-year convertible notes. On the same date of the 2022 CB issuance, the 2022 CB Holder elected to convert the 2022 CB at the conversion price of US$0.5, representing the floor price of the conversion price, resulting in the issuance of 12.5 million ordinary shares.

On February 28, 2023, the Company issued 3,846,000 units (each, a “Unit”) at a per Unit price of $1.30. Each Unit comprises: (1) one ordinary share, and (2) 0.65 of a warrant to purchase one ordinary share. In a concurrent private placement we also sold unregistered warrant to purchase 2,884,500 ordinary shares. The net proceeds of this offering was $4,522,314. On February 28, 2023, the Company issued 3,846,000 ordinary shares.

Upon execution of 1-for-5 Share Consolidation in May 2023, the Company recognized additional 12,321 shares of ordinary share due to round up.

On May 31, 2023, the Company issued 499,980 shares of ordinary shares for the exercise of the warrants issued on February 28, 2023.

On July 24, 2023, the Company entered into a securities purchase agreement (the “Agreement 4”) with certain accredited investors (the “Purchasers 4”), pursuant to which the Company agreed to sell to the Purchasers 4 an aggregate of 88,105,727 ordinary shares. The net proceeds from the transactions were $30,000,000, after deducting certain fees due to the placement agent and the Company’s transaction expenses, and will be used for working capital and general corporate purposes.

On August 3, 2023, the Company entered into a securities purchase agreement (the “Agreement 5”) with certain purchasers listed on the signature pages thereto (the “Purchasers 5”), in connection with the offer and sale (the “Offering”) of an aggregate of 44,117,648 ordinary shares of the Company. The net proceeds from the transactions were $15,000,000, after deducting certain fees due to the placement agent and the Company’s transaction expenses, and will be used for working capital and general corporate purposes.

On October 4, 2023, the Company issued $2,220,000 convertible note at eighty percent of the face value to a certain purchaser (the “Purchaser 6”). On the same day, all of the issued convertible note was converted into common shares at conversion price of US$0.5 for 5,550,000 shares.

Upon execution of 1-for-20 Share Consolidation in November 2023, the Company recognized additional 33,434 shares of ordinary share due to round up.

From December 21, 2023 to December 28, 2023, the Company issued $727,762 convertible note at eighty percent of the face value to some purchasers (the “Purchasers 7”). On the same day, all of the issued convertible note was converted into common shares at conversion price of US$0.67 for 1,348,985 shares.

On December 22, 2023, the Company entered into a securities purchase agreement (the “Agreement 6”) with certain accredited investors (the “Purchasers 6”), pursuant to which the Company agreed to sell to the Purchasers 6 an aggregate of 1,720,000 ordinary shares on December 28, 2023. The net proceeds from the transactions were $1,184,676, and received on January 10, 2024. The commitment share of 471,698 shares were issued on January 5, 2024 to the purchase with nil consideration.

On January 8, 2024, pursuant to the Agreement 6, the Company agreed to sell to this purchaser 2,040,000 ordinary shares for a consideration of $1,020,000. From January 26, 2024 to January 28, 2024, the Company issued 2,040,000 shares to this purchaser.

On February 12, 2024, pursuant to the Agreement 6, the Company agreed to sell to this purchaser 2,640,000 ordinary shares for a consideration of $3,492,720. On February 14, 2024, the Company issued 2,640,000 shares to this purchaser.

Upon execution of 1-for-8 share consolidation in March, 2024, the Company recognized additional 62,236 shares of ordinary share due to round up, and retroactively restated the financial statement.

On May 2, 2024, the Company effected a capital reduction to reduce the par value of each of the then issued Consolidated Shares from US$4.00 to US$0.00001 by cancelling the paid-up capital of the Company to the extent of US$3.99999 on each of the then issued Consolidated Shares. Immediately following the Capital Reduction, the Company sub-divided the balance of each unissued Consolidated Share in the authorized share capital of the Company into 400,000 ordinary shares with par value of US$0.00001 each in the share capital of the Company. Immediately following the Capital Reduction and Share Subdivision, the authorized share capital of the Company was changed to US$50,000,000 divided into 5,000,000,000,000 ordinary shares of par value US$0.00001 each through the cancellation of excess authorized but unissued shares, which impacted between ordinary shares capital and additional paid-in capital.

On December 24, 2024, $3,643,500 convertible bonds was converted into common shares at conversion price of US$1.05 for 3,470,000 shares.

On January 24, 2025, $3,360,141 convertible bonds was converted into common shares at conversion price of US$1.2301 for 2,731,600 shares.

As a result, the Company had 5,000,000,000,000 authorized ordinary shares, par value $0.00001 per share, of which 8,188,574 and 5,456,974 shares were issued and outstanding as of June 30, 2025 and December 31, 2024, respectively.

Subscription receivable

In connection with the sale of 1,720,000 ordinary shares on December 28, 2023, the Company received the net proceeds from the investors on January 10, 2024 amounting to $1,184,676.

Warrants

In connection with the IPO, on April 22, 2021, the Company issued warrants to purchase 625,000 ordinary shares at $5 per share, are exercisable upon issuance and will expire on March 31, 2026 which is five years from the effective of the registration statement. As of June 30, 2025, the Company had warrants to purchase 156 ordinary shares outstanding with an exercise price of $16,000 per share (Upon the 1-for-5 Share Consolidation On September 9, 2022, 1-for-5 Share Consolidation in May 2023, 1-for-20 Share Consolidation in November 2023 and 1-for-8 Share Consolidation in March 2024, the warrants have retroactively restated) and remaining lives of 0.75 years.

In connection with the issuance of Unit in February 28, 2023, the Company issued warrants to purchase 5,384,400 ordinary shares at $1.3 per share by negotiated with the investor, with cashless conversion conditions, are exercisable upon issuance and will expire on August 31, 2028 which is five years and 6 months from effective of the issuance date. On May 31, 2023, the purchasers exercised part of the warrants to convert to 499,980 ordinary shares, after consideration of 1-for-5 Share Consolidation in May 2023 under the cashless considerations. As of June 30, 2025, the Company had warrants to purchase 3,606 ordinary shares outstanding with an exercise price of $1,040 per share ((Upon the 1-for-5 Share Consolidation On September 9, 2022, 1-for-5 Share Consolidation in May 2023, 1-for-20 Share Consolidation in November 2023 and 1-for-8 Share Consolidation in March 2024, the warrants have been retroactively restated) and remaining lives of 3.17 years.

Following is a summary of the status of warrants outstanding and exercisable as of June 30, 2025:

	Warrants	Weighted Average Exercise Price
Warrants outstanding, as of December 31, 2022	156	$16,000.0
Issued	6,731	1,040.0
Exercised	3,125	1,040.0
Expired	—	—
Warrants outstanding, as of December 31, 2023	3,762	1,661.4
Issued	—	—
Exercised	—	—
Expired	—	—
Warrants outstanding, as of December 31, 2024	3,762	$1,661.4
Issued	—	—
Exercised	—	—
Expired	—	—
Warrants outstanding, as of June 30, 2025	3,762	$1,661.4

Warrants exercisable, as of June 30, 2025	3,762	$1,661.4

Share-based compensation

During the year ended December 31, 2021, the Company granted 70,000 ordinary shares to two consulting firms based on grant date fair value of $150,600 to be amortized over stated services period. For the six months ended June 30, 2025 and 2024, share-based compensation expenses amounted to nil and nil, respectively. As of June 30, 2025, the share-based compensations had been fully amortized by the Company.

Restricted assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by Guangnian Zhiyuan,Beijing Suowangda, Pinmu Century and Zhenxi Brand (collectively “Infobird PRC entities”) only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of Infobird PRC entities.

Infobird PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, Infobird PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. Infobird PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As a result of the foregoing restrictions, Infobird PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other reg ulation in the PRC may further restrict Infobird PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of June 30, 2025 and December 31, 2024, amounts restricted are the paid-in-capital, registered capital and statutory reserves of Infobird PRC entities, which amounted to $1.5 million and $1.5 million, respectively.

Note 14 – Commitments and contingencies

Legal

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the unaudited interim condensed consolidated financial statements.

Operating Lease Commitment

The Company leases office space under non-cancelable operating lease agreements, which end at various dates in 2027. The Company does not plan to cancel the existing lease agreements for its existing facilities prior to their respective expiration dates. When determining the lease term, the Company considers options to extend or terminate the lease when it is reasonably certain that it will exercise or not exercise that option. The Company’s leases over 1 year qualify as operating leases. As of June 30, 2025, the Company’s operating leases had a weighted average remaining lease term of 2.01 years and a weighted average discount rate of 3.66%. Future lease payments under operating leases as of June 30, 2025 were as follows:

June 30, 2025
(Unaudited)
2025	$137,594
2026	261,890
2027	102,232
Total undiscounted lease payments	501,716
Less imputed interest	16,423
Total lease liabilities	$485,293

For the six months ended June 30, 2025 and 2024, the Company had operating lease costs of $125,594 and nil. Cash paid for amounts included in the measurement of operating lease liabilities were $102,232 and $121,951 as of June 30, 2025 and December 31, 2024, respectively.

Note 15 – Segment information and revenue analysis

The Company follows ASC 280, Segment Reporting, which requires that companies disclose segment data based on how management makes decisions about allocating resources to each segment and evaluating their performances. The Company has one reporting segment. The Company’s chief operating decision maker has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company and hence the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. The Company’s long-lived assets are substantially all located in the PRC and all of the Company’s revenues are derived from the PRC and Hong Kong.

Disaggregated information of revenues by business lines are as follows:

	For the six months ended June 30, 2025	For the six months ended June 30, 2024
	(Unaudited)	(Unaudited)
Business integration services	$—	$20,000
Digital advertising and marketing campaign services	3,443,594	—
Total revenues	$3,443,594	$20,000

Disaggregated information of revenues by geography are as follows:

	For the six months ended June 30, 2025	For the six months ended June 30, 2024
	(Unaudited)	(Unaudited)
Mainland China	$3,443,594	$—
Outside Mainland China	—	20,000
Total revenues	$3,443,594	$20,000

Note 16 – Subsequent Events

The Company has evaluated all events or transactions that occurred after June 30, 2025, up to the date that the unaudited interim condensed consolidated financial statements were available to be issued. During this period, there was no subsequent event that required recognition or disclosure.